BIT Mining Limited

Units 813&815, Level 8, Core F, Cyberport 3

100 Cyberport Road

Hong Kong

+852 5987-5938

VIA EDGAR

May 10, 2022

Mr. Larry Spirgel

Ms. Jan Woo

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496)

File No. 333-258329

Request to Withdraw Amendment to Form F-1 Filed on May 6, 2022

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), respectfully requests the withdrawal of pre-effective Amendment No.10 to Form F-1 under the Securities Act file no. 333-258329, together with all exhibits filed therewith, filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act (the “F-1 Amendment”). The F-1 Amendment was filed electronically with the Commission on May 6, 2022 (Accession No. 0001104659-22-056780).

The F-1 Amendment is being withdrawn because it was inadvertently filed as a Form F-1 under Securities Act file no. 333-258329 due to error made by the financial printer. The Company has re-filed the correct pre-effective Amendment No.10 to Form F-3 under the Securities Act file no. 333-258329 on May 6, 2022 (Accession No. 0001104659-22-056790). The withdrawal is requested only for the F-1 Amendment, and not with respect to any other filings made under the Securities Act file no. 333-258329.

Based upon the foregoing, the Company respectfully submits that such withdrawal would be consistent with the public interest and the protection of investors, and respectfully requests that the Commission issue an order granting withdrawal of the F-1 Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Your assistance in this matter is greatly appreciated. Should you have any comments or questions, please do not hesitate to contact me at 1-346-204-8537 or yub@btcm.group.

Very truly yours,

/s/ Bo Yu
Name: Bo Yu
Title: Chairman of the Board and Chief Operating Officer